UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SES SOLAR INC.

(Formerly known as Solar Energy Sources Inc.)

(Exact name of registrant as specified in its corporate charter)

000-49891

(Commission File Number)

Delaware

(State or other jurisdiction of incorporation)

33-0860242

(IRS Employer Identification No.)

1400-1500 West Georgia Street

Vancouver, British Columbia, Canada V6G 2Z6

(Address of principal executive offices)

(604) 684-3027

(Issuer's telephone number, including area code)

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SES SOLAR INC.

(Formerly known as Solar Energy Sources Inc.)

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

As used in this Information Statement, the terms "we", "us" and "our" refer to SES Solar Inc., a Delaware corporation. All references to currency are stated in United States dollars unless such amount is disclosed in Swiss Francs (CHF).

Effective August 10, 2006, we changed our name from Solar Energy Sources Inc. to SES Solar Inc. Although our name change was effective with the Secretary of State of Delaware for corporate law purposes, we do not anticipate that our name change will be effective with the NASD until approximately August 21, 2006. We intend to notify the market of our new trading symbol and new cusip number upon notification by the NASD.

This Information Statement is being delivered on or about August 17, 2006 to the holders of record of our common shares as of August 11, 2006. On May 15, 2006, we entered into a term sheet with Société d'Energie Solaire S.A. and Mr. Daniel Erné, who signed on behalf of the shareholders of Société d'Energie Solaire, which term sheet was amended by letter agreements dated June 15, 2006, July 15, 2006 and August 15, 2006. The term sheet, as amended, contemplated the signing of a share exchange agreement among our company, Société d'Energie Solaire and the shareholders of Société d'Energie Solaire, whereby our company would acquire all 39,500 common shares that are issued and outstanding in the capital of Société d'Energie Solaire in consideration for the issuance, by our company, of common shares equal to 70% of our issued and outstanding common shares as of the closing date of the share exchange, including those shares that are intended to be issued in connection with a proposed equity financing by our company of at least $3,500,000. It is anticipated that the equity financing will be a condition to closing of the proposed share exchange agreement.

The term sheet contemplates that, on or prior to the closing of the proposed share exchange agreement, four new directors will be appointed to our board of directors which, when appointed, will constitute a majority of the members of our board of directors. We anticipate appointing Daniel Erné, Christiane Erné, Jean-Christophe Hadorn and Michael D. Noonan to our board of directors. Daniel Erné, Christiane Erné, Jean-Christophe Hadorn and Michael D. Noonan, however, will not be appointed to our board of directors until the closing of a share exchange agreement and at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE PROPOSED SHARE EXCHANGE

Société d'Energie Solaire S.A.

Société d'Energie Solaire was incorporated under the laws of Switzerland on March 26, 2001. Société d'Energie Solaire's principal offices are located at Route de Saint-Julien 129, CH-1228 Plan-les-Outes, Switzerland and its principle business is the production of solar photovoltaic modules from silicon cells purchased from third parties. Société d'Energie Solaire's proprietary products uniquely integrate architecture, commercially available high-performance modules, and solar tiles. Société d'Energie Solaire services global market integrators and resellers as well as its own clientele and is positioned as one of the few manufacturers in Europe that produces customized solar

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photovoltaic modules that are larger than three square meters. Photovoltaic technology turns solar energy directly into useable energy without releasing carbon dioxide.

Proposed Share Exchange Agreement

The term sheet contemplates the entry into a share exchange agreement whereby our company will acquire all of the issued and outstanding shares of Société d'Energie Solaire held by its shareholders as of the closing date. Upon completion of the share exchange agreement, we intend to issue common shares to the shareholders of Société d'Energie Solaire equal to 70% of our issued and outstanding common shares as of the closing date of the share exchange, including those shares that are intended to be issued in connection with a proposed equity financing by our company of at least $3,500,000. It is anticipated that the equity financing will be a condition to closing of the proposed share exchange agreement. There are currently 39,500 common shares issued and outstanding in the capital of Société d'Energie Solaire. We anticipate that we will enter into the share exchange agreement on or prior to August 23, 2006.

The common shares of our company to be issued to the shareholders of Société d'Energie Solaire upon the completion of the share exchange agreement will not be registered under the Securities Act of 1933, as amended, or under the securities laws of any state in the United States, and will be issued in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and an exemption from the registration and prospectus requirements of the Securities Act (British Columbia).

Conditions Precedent to the Closing of the Proposed Share Exchange Agreement

As set out in the term sheet, and as negotiated amongst the parties following the entry into the term sheet, the parties anticipate that the closing of the share exchange agreement will be subject to the satisfaction of certain conditions precedent to closing, including the following:

1.	our company and Société d'Energie Solaire will receive duly executed copies of all third-party consents and approvals necessary to consummate the share exchange;
2.	no material adverse change will have occurred with the business or assets of our company or Société d'Energie Solaire as of the closing date of the share exchange agreement;
3.

no suit, action or proceeding will be pending or threatened which would (i) prevent the consummation of any of the transactions contemplated by the share exchange, or (ii) cause the transaction to be rescinded following the consummation;

4.	Société d'Energie Solaire will have no more than 39,500 common shares issued and outstanding on the closing date of the share exchange agreement;
5.

our company will issue common shares to the shareholders of Société d'Energie Solaire equal to 70% of the issued and outstanding common shares of our company as of the closing date of the share exchange agreement, including those shares that are intended to be issued in connection with a proposed equity financing by our company of at least $3,500,000;

6.	our company and Société d'Energie Solaire will be reasonably satisfied with their respective due diligence investigation of each other;
7.	our company will have received the resignation from J. David Brow as a director and officer of our company and the resignation from John Veltheer as an officer of our company;
8.	our company will appoint Daniel Erné, Christiane Erné, Jean-Christophe Hadorn and Michael D. Noonan to the board of directors of our company;

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9.

on or prior to the closing of the share exchange agreement, our company will have received proceeds from an equity financing of at least $3,500,000 from the sale of common shares at an issue price of $0.80 per share;

10.

our company and Société d'Energie Solaire will have entered into a finder's fee agreement and an investor relations agreement with Standard Atlantic (Suisse) S.A. whereby Standard Atlantic (Suisse) will provide investor relations services to our company for a period of two years following the closing date of the share exchange agreement in consideration for the payment by our company of $20,000 per month, payable in advance at closing;

11.

fifty (50) percent of the common shares issuable by our company to the shareholders of Société d'Energie Solaire at closing will be placed into escrow with an escrow agent until our company enters into a financing of at least CHF14,000,000 within two months following the closing date;

12.

all of the common shares issuable by our company to the shareholders of Société d'Energie Solaire at closing that are not subject to the financing escrow described in number 11 above, and all of the escrowed shares described in number 11 above that are released following the entry into the CHF14,000,000 financing, will be placed into escrow with an escrow agent for a period of two years from the closing date; and

13.	Société d'Energie Solaire will have received the deposit funds paid by our company of CHF1,000,000, which funds are currently held in trust by an escrow agent.

Due to conditions precedent to closing, including those set out above, and the risk that these conditions precedent will not be satisfied, there is no assurance that we will complete the share exchange or appoint Daniel Erné, Christiane Erné, Jean-Christophe Hadorn and Michael D. Noonan to our board of directors as contemplated in the share exchange agreement.

Closing of the Share Exchange Agreement

The closing date of the share exchange agreement is anticipated to occur on or prior to August 31, 2006, subject to the satisfaction of the conditions precedent to closing by that date. Upon the closing of the share exchange agreement, we anticipate that our company will be reorganized as follows:

1.

our company will have 66,976,667 common shares issued and outstanding, assuming our company closes a $3,500,000 equity financing whereby we issue 4,375,000 common shares at $0.80 per share at or prior to the closing of the share exchange agreement and further assuming the cancellation of 8,375,000 common shares currently held by Dr. Veltheer and Mr. Brow, the current directors and officers of our company;

2.	our company will hold Société d'Energie Solaire as a wholly-owned subsidiary, holding all of the 39,500 issued and outstanding shares of Société d'Energie Solaire;
3.

the former shareholders of Société d'Energie Solaire will own common shares equal to 70% of the issued and outstanding common shares of our company, including those shares issuable in connection with the proposed equity financing by our company of at least $3,500,000; and

4.	our board of directors will be comprised of Daniel Erné, Christiane Erné, Jean-Christophe Hadorn, Michael D. Noonan and Dr. John Veltheer.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of our Company

On August 11, 2006, there were 24,093,000 common shares of our company issued and outstanding. Each common share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of our common shares owned beneficially as of August 11, 2006 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, our shareholders listed possess sole voting and investment power with respect to the common shares shown.

Current Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
Dr. John Veltheer 2957 W. 21st Avenue Vancouver, BC V6L 1K7	4,505,000(2)	18.7%
J. David Brow 421 9th Street Manhattan Beach, CA 90266	4,000,000	16.6%
All Officers, Directors and persons owning more than 5% as a group	8,505,000	35.3%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on August 11, 2006. As of August 11, 2006, there were 24,093,000 common shares issued and outstanding.

(2)	Includes 2,500 shares of common stock owned by the wife of Dr. Veltheer.

The following table sets forth certain information concerning the number of our common shares that are anticipated to be acquired upon the closing of the share exchange agreement by: (i) each person (including any group) anticipated to own more than five percent (5%) of any class of our company's voting securities; (ii) each of our company's proposed directors and named executive officers; and (iii) proposed officers and directors as a group.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Beneficial Owners on Closing of Share Exchange Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
Christiane Erné Route de Saint-Julien 129, CH-1228 Plan-les-Outes, Switzerland	42,195,300(2)	63.0%

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Jean-Christophe Hadorn Route de Saint-Julien 129, CH-1228 Plan-les-Outes, Switzerland	2,344,183(2)	3.5%
Daniel Erné Route de Saint-Julien 129, CH-1228 Plan-les-Outes, Switzerland	Nil	Nil%
Michael D. Noonan 401 Congress Avenue, Suite 1540 Austin, Texas, USA 78701	Nil	Nil%
Dr. John Veltheer 2957 W. 21st Avenue Vancouver, BC V6L 1K7	105,000(3)	*%
Sandrine Crisafulli Route de Saint-Julien 129, CH-1228 Plan-les-Outes, Switzerland	Nil	Nil%
All Officers, Directors and persons owning more than 5% as a Group (6 persons)	44,644,483(2)	66.7%
*	Less than 1%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)

Pursuant to the terms of the term sheet dated May 15, 2006, as amended, our company anticipates we will issue common shares to the shareholders of Société d'Energie Solaire equal to 70% of the issued and outstanding common shares of our company as of the closing date of the share exchange agreement. The number of common shares issuable by our company includes those shares that are intended to be issued in connection with a proposed equity financing by our company of at least $3,500,000, whereby we will issue 4,375,000 common shares at an issue price of $0.80 per share. Assuming the proposed cancellation of 8,375,000 common shares currently held by Dr. Veltheer and Mr. Brow and further assuming that our company issues 4,375,000 common shares in a $3,500,000 equity financing, we anticipate that there will be approximately 66,976,667 common shares issued and outstanding on the closing date of the share exchange agreement. If our company closes an equity financing of greater than $3,500,000, the number of shares issuable to the shareholders of Société d'Energie Solaire will increase by a proportionate amount.

(3)

Following the execution date of the share exchange agreement, and prior to the closing date thereof, Dr. Veltheer intends to cancel 4,400,000 common shares in the capital of our company. The 105,000 common shares held by Dr. Veltheer following the cancellation of 4,400,000 common shares includes 2,500 common shares which will continue to be held by the wife of Dr. Veltheer.

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Change in Majority of Directors

There will be a change in the majority of our directors upon completion of the proposed share exchange agreement. Following the closing, our board of directors will be comprised of Daniel Erné, Christiane Erné, Jean-Christophe Hadorn, Michael D. Noonan and Dr. John Veltheer.

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing of the share exchange agreement, our current board of directors will appoint Daniel Erné, Christiane Erné, Jean-Christophe Hadorn and Michael D. Noonan to our board of directors upon closing. Daniel Erné, Christiane Erné, Jean-Christophe Hadorn and Michael D. Noonan, however, will not take office until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

The following table sets forth information regarding our current directors and executive officers:

Name, Place of Residence	Position Held	Age	Date First Appointed
Dr. John Veltheer 2957 W. 21st Avenue Vancouver, BC V6L 1K7	President, Chief Executive Officer and Director	40	November 7, 2005
J. David Brow 421 9th Street Manhattan Beach, CA 90266	Chief Financial Officer, Secretary, Treasurer and Director	39	May 31, 2002

Business Experience

The following is a brief account of the education and business experience of the current directors and executive officers during at least the past five years, indicating the person's principal occupation during the period, and the name and principal business of the organization by which he was employed.

Dr. John Veltheer, Director, President and Chief Executive Officer

Dr. John Veltheer has had experience at the president, officer and director levels for the past eight years. From 1999 to 2000, Dr. Veltheer was President and director of SUMmedia.com Inc., a company quoted on the OTC Bulletin Board in the United States, where, in addition to fundraising activities, Dr. Veltheer oversaw the running of one of the internet's first eCoupon portals. From 2002 to 2003, Dr. Veltheer was the President and a director of Rapidtron, Inc., a company quoted on the OTC Bulletin Board in the United States, a leading provider of Radio Frequency Smart access control and ticketing/membership systems, where Dr. Veltheer was responsible for compliance with the Securities and Exchange Commission and corporate governance. From 2003 to 2005, Dr. Veltheer was Vice-President, Business Development and later Chief Operating Officer and director of House of Brussels Chocolates, Inc., a company quoted on the OTC Bulletin Board in the United States, whose primary business was gourmet chocolate wholesaling. Dr. Veltheer is currently the Chief Executive Officer, Secretary, Treasurer and a director of Vecten Corporation, a startup private equity fund. Dr. Veltheer continues to serve as the President and a director of Iridium Capital Inc., a private Canadian company that provides its clients with start-up consulting services. Dr. Veltheer received his B.Sc. (Honours) from Queen's University in 1988 and his Ph.D. from the University of British Columbia in 1993.

J. David Brow, Director, Chief Financial Officer, Secretary and Treasurer

Mr. Brow graduated from the University of British Columbia in 1990 with a Bachelor of Arts Degree. Upon graduating, Mr. Brow completed both the Canadian Securities Course and the Registered Representative exams for licensing as a securities trader and financial advisor. From June 1995 to May 1996, Mr. Brow consulted to

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Syncronys Softcorp, a computer software manufacturer, and supervised their Canadian operations. In 1996, Mr. Brow formed Willow Run Software Marketing Inc., a high tech sales and marketing consulting firm that worked with numerous software manufacturers, both public and private. Consulting services provided by Willow Run Software Marketing Inc. included product and market analyses, product launch programs, marketing initiatives and sales strategies. In 1999, Mr. Brow formed another high tech consulting firm, Point of Presence Marketing Inc. This firm concentrated on emerging technology sectors and assisted companies with all aspects of the sales, marketing and launch process, including funding issues. Point of Presence Marketing was purchased by EDventure Capital Inc. in October 2000 where Mr. Brow was a director until April 2002. Mr. Brow presently resides in Los Angeles, California where he is the Regional Manager for the Americas' Retail and Electronic Sales Distribution Channels for Symantec Corporation's Enterprise Administration Business Unit. In this position, Mr. Brow is responsible for overseeing all aspects of the sales and marketing processes that drive the revenue for these channels within the business unit, including product launch programs, marketing development fund spending procedures, sales funnel strategies, contract negotiation, new business development and strategic channel planning.

Proposed Directors and Executive Officers

The following table sets forth information regarding our proposed directors and officers, to be appointed upon the closing of the share exchange agreement and upon compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. The table does not include the information for Dr. Veltheer, which is provided earlier in this Information Statement, who will remain as a director of our company upon the closing of the proposed share exchange agreement.

Name and Address of Proposed Director or Executive Officer	Proposed Position with the Company	Age
Jean-Christophe Hadorn Route de Saint-Julien 129, CH-1228 Plan-les-Outes, Switzerland	Chief Executive Officer and Director	51
Sandrine Crisafulli Route de Saint-Julien 129, CH-1228 Plan-les-Outes, Switzerland	Chief Financial Officer and Chief Operating Officer	48
Daniel Erné Route de Saint-Julien 129, CH-1228 Plan-les-Outes, Switzerland	Director	51
Christiane Erné Route de Saint-Julien 129, CH-1228 Plan-les-Outes, Switzerland	Director	53
Michael D. Noonan 401 Congress Avenue, Suite 1540 Austin, Texas, USA 78701	Director	48

Business Experience

The following is a brief account of the education and business experience of each proposed director and executive officer to be appointed on or prior to the closing of the share exchange agreement, during at least the past five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

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Jean-Christophe Hadorn, Proposed Chief Executive Officer and Director

Mr. Hadorn received his degree from the Swiss Federal Institute of Technology in Lausanne in 1979 and his MBA from HEC University of Lausanne in 1997. Mr. Hadorn began his career as a researcher on large scale storage of solar heat in deep aquifiers and then moved to a solar energy and engineering company where he advised architects and designed energy concepts for buildings. Mr. Hadorn worked for 10 years as a project leader on a geographical information system software product for the design and management of energy networks. Mr. Hadorn was also involved in a strategy and management consulting company which advised public and private businesses. Since 1985, Mr. Hadorn has been appointed as a leader for national solar energy and heat storage research programs by the Swiss government and was asked by the French government to set up the National Institute of Solar Energy in France.

Sandrine Crisafulli, Proposed Chief Financial Officer and Chief Operating Officer

Mrs. Sandrine is a French National who has received a certificate of commerce in commercial studies in Lausanne. Mrs. Crisafulli has experience in financial and administrative management. Mrs. Crisafulli has been in charge of production control and human resources as well as the Chief Financial Officer of Société d'Energie Solaire since 2001.

Daniel Erné, Proposed Director

Mr. Erné is a French National with more than 25 years of experience in international trade. Mr. Erné manages several different private companies in France and acts as a consultant to companies active in international trading.

Christiane Erné, Proposed Director

Mrs. Erné is a Swiss National. Mrs. Erné worked in public relations and then as hotel director for Societe d'Exploitation et Gestion Hoteliere. Mrs. Erné has been active in the development of renewable energies and associated technologies through Société d'Energie Solaire. Mrs. Erné completed a diploma in economics from the University of Geneva.

Michael D. Noonan, Proposed Director

Mr. Noonan has more than 15 years of investor relations, corporate finance and corporate governance experience. Mr. Noonan is currently the Vice President, Corporate and a director of Sky Petroleum, Inc. a company quoted on the OTC Bulletin Board in the United States. Prior to joining Sky Petroleum, Mr. Noonan worked for Forgent Networks for four years where he most recently served as the Senior Director of Investor Relations. Prior to working at Forgent Networks, Mr. Noonan was employed for two years by Pierpont Communications, an investor and public relations firm, where he was a Senior Vice President. Mr. Noonan has also served as director of investor relations and corporate communications at Integrated Electrical Services, a electrical services company, and manager of investor relations and public affairs for Sterling Chemicals, a manufacturer of commodity chemicals. Mr. Noonan received a Master of Business Administration degree from Athabasca University in Alberta, Canada; a Bachelor of Arts degree in Business Administration and Economics from Simon Fraser University in British Columbia, Canada; and an Executive Juris Doctorate from Concord School of Law in Los Angeles, California.

FAMILY RELATIONSHIPS

Except for Daniel Erné and Christiane Erné, who are husband and wife, there are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors, executive officers, promoters or control persons, or any proposed directors, has been involved in any of the following events during the past five years:

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1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;
3.

being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.

being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

BOARD AND COMMITTEE MEETINGS

Board and Committee Meetings

The board of directors of our company held no formal meetings during the year ended December 31, 2005. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to Delaware Corporate Law and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

For the year ended December 31, 2005, our only standing committee of the board of directors was our audit committee.

Audit Committee

Currently our audit committee consists of our entire board of directors. We currently do not have nominating, compensation committees or committees performing similar functions. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors.

For the year ended December 31, 2005, there were no meetings held by the audit committee. The business of the audit committee was conducted by resolutions consented to in writing by all the members and filed with the minutes of the proceedings of the audit committee.

Audit Committee Financial Expert

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Other than as listed below, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $60,000, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

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On February 1, 2003, we entered into a management services agreement with J. David Brow, our Chief Financial Officer, Secretary, Treasurer and a director of our company, pursuant to which we issued 4,000,000 shares of our common stock to Mr. Brow at deemed price of $0.01 per share in exchange for management and business development services to be rendered to us valued at $40,000. The services were rendered during the period from February 1, 2003 to January 1, 2004.

On November 8, 2005, we entered into a share purchase agreement between Brad W. Rudover, our former President, and Dr. John Veltheer, our current President, in order to evidence our consent to the sale of Mr. Rudover's shares of common stock to Dr. Veltheer, and Mr. Rudover's agreement to resign from his office of President of our company and from his seat on our board of directors in order to make way for Dr. Veltheer's appointment to our board of directors and as our President. Pursuant to the agreement, Dr. Veltheer purchased 4,500,000 shares of our common stock from Mr. Rudover in consideration of the purchase price of $20,000.

Pursuant to a Management Services Agreement dated January 27, 2004, with Brad Rudover, our former Chief Executive Officer, President and a director of our company, we agreed to appoint Mr. Rudover as our President, Chief Executive Officer and a director for a period of 12 months beginning February 1, 2004. Mr. Rudover agreed to spend some of his time developing our company's current business model and to review and evaluate investment opportunities for our company during the term of this agreement. For these services, we agreed to pay to Mr. Rudover the sum of $1,000 per month during the term of this agreement, and to give him a business expense allowance from which he will be reimbursed for expenses incurred on our behalf, subject to the prior approval of both the expense allowance and the items for reimbursement by our board. We terminated this agreement with Mr. Rudover on November 8, 2005.

On November 8, 2005, we entered into an oral agreement with Dr. Veltheer to provide services as our President and Chief Executive Officer. We agreed to pay Dr. Veltheer $4,000 per month. This oral agreement may be terminated at any time by either party upon written notice.

On November 8, 2005, Dr. Veltheer agreed to loan $10,000 to our company by way of an unsecured simple demand promissory note indicating that the principal amount plus simple interest calculated at a rate of 12% per annum, will be repayable in full on the first anniversary of the promissory note.

On November 22, 2005, Dr. Veltheer agreed to loan an additional $20,000 to our company by way of an unsecured simple demand promissory note indicating that the principal amount plus simple interest calculated at a rate of 12% per annum, will be repayable in full on the first anniversary of the promissory note.

As at the date of this Information Statement, we do not have any policies in place with respect to whether we will enter into agreements with related parties in the future.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

EXECUTIVE COMPENSATION

Particulars of compensation paid to:

1.	our Chief Executive Officer;

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2.

each of our four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

3.

any additional individuals for whom disclosure would have been provided under (2) but for the fact that the individual was not serving as our executive officer at the end of our most recently completed financial year;

(each a "Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen-sation
		Salary	Bonus	Other Annual Compen-sation(1)	Awards(1)		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
John Veltheer (2) president, chief executive officer and director	2005 2004 2003	$3,500 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Brad W. Rudover(3) past president, chief executive officer and director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Stephen Hanson (4) past president and director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil $36,667(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

The value of perquisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(2)

Dr. John Veltheer was appointed as our President, Chief Executive Officer and a director on November 7, 2005. We paid Dr. Veltheer $2,000 per month from the date of appointment to our fiscal year ended December 31, 2005. We currently pay Dr. Veltheer $4,000 per month.

(3)	Brad W. Rudover resigned as our President, Chief Executive Officer and a director effective November 7, 2005.

(4)

Pursuant to the terms of a management service agreement with Stephen Hanson dated February 1, 2003, we issued to Mr. Hanson 4,000,000 shares of our common stock at a deemed price of $0.01 per share in exchange for management and business development services to be rendered to us valued at $40,000. The services were rendered during the period from February 1, 2003 to January 1, 2004. Accordingly, we recorded a stock-based compensation expense related to this issuance for the year ended December 31, 2003 of $36,667 with the balance of $3,333 deferred to the following year. Mr. Hanson resigned as our President and a director effective January 27, 2004.

Options and SARS

From the date of inception to December 31, 2005, we did not grant any stock options or stock appreciation rights to any of our directors or officers.

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Compensation Of Directors

We reimburse our directors for expenses incurred in connection with attending board meetings but did not pay director's fees or other cash compensation for services rendered as a director for the year ended December 31, 2005.

We have no formal plan for compensating our directors for their service in their capacity as directors. We may grant to our directors in the future options to purchase shares of common stock as determined by our board of directors or a compensation committee which may be established in the future. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. The board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director. Other than indicated in this prospectus, no director received and/or accrued any compensation for his or her services as a director, including committee participation and/or special assignments.

Employment Contracts and Termination of Employment and Change in Control Arrangements

Other than as set out below, we have not entered into any employment agreement or consulting agreement with our directors and executive officers.

On February 1, 2003, we entered into a management services agreement with J. David Brow, our Chief Financial Officer, Secretary, Treasurer and a director, pursuant to which we issued 4,000,000 shares of our common stock to Mr. Brow at deemed price of $0.01 per share in exchange for management and business development services to be rendered to us valued at $40,000. The services were rendered during the period from February 1, 2003 to January 1, 2004.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

We have no plans or arrangements in respect of remuneration received or that may be received by our executive officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per executive officer.

Pension, Retirement or Similar Benefit Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. We have no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of the board of directors or a committee thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SES SOLAR INC.

/s/ John Veltheer

Dr. John Veltheer

President, Chief Executive officer and Director

Dated: August 18, 2006

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